UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 18, 2019

(Date of earliest event reported)

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 3rd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests; Series #90FM1 membership interests; Series #93FB1 membership interests; Series #98DV1 membership interests; Series #93XJ1 membership interests; Series #06FS1 membership interests; Series #02AX1 membership interests; Series #99LE1 membership interests; Series #91MV1 membership interests; Series #92LD1 membership interests; Series #94DV1 membership interests; Series #00FM1 membership interests; Series #72MC1 membership interests; Series #06FG1 membership interests; Series #11BM1 membership interests

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On April 15, 2019, RSE Collection, LLC, a Delaware limited liability company (the “Company”), sold the Series Ford Mustang Cobra R, that is the Underlying Asset for Series #00FM1, for $60,000 versus the Series #00FM1 initial offering Price of $49,500. The sale contains no other terms and conditions.

RSE Markets, the manager of the Series #00FM1, has been elected as liquidator and will distribute to members of Series #00FM1 all of the remaining assets (which consist only of cash) of Series #00FM1, after making provision for taxes and other liabilities of the Series #00FM1. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members for Series #00FM1, net of any outstanding taxes and other liabilities, the manager of Series #00FM1 intends to terminate and wind up the series because the Series #00FM1 should no longer have any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President